U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 25, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the "Trust")
File Nos.: 333-62298, 811-10401

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"), the Trust hereby submits Post-Effective Amendment No. 199 to the Trust's Registration Statement for the purpose of adding four new series: the Snow Capital All Cap Value Fund, the Snow Capital Small Cap Value Fund, the Snow Capital Focused Value Fund and the Snow Capital Hedged Equity Fund (the "Funds"). Please note that this amendment has been prepared using the new Form N-1A and Summary Prospectus Rule.

Please note that the Staff last provided a full review of the Trust's registration statement filed as Post-Effective Amendment No. 185 to the Trust's Registration Statement on April 16, 2010, and the Trust responded to the Staff's comments in Post-Effective Amendment No. 195 filed on June 28 2010. Therefore, pursuant to Release No. IC-13768, we would like to request that this Post-Effective Amendment No. 199 be afforded limited review covering only those sections of the registration statement related to the addition of the Snow Capital All Cap Value Fund, Snow Capital Small Cap Value Fund, Snow Capital Focused Value Fund and Snow Capital Hedged Equity Fund as new series of the Trust.

Pursuant to Rule 485(a)(2), the Trust anticipates that this filing will be effective seventy-five (75) days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this registration statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5384.

Very truly yours,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures